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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)
                               (Amendment No. _____ )(1)


                          INFONET SERVICES CORPORATION
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                                (Name of Issuer)


                      CLASS B COMMON STOCK, PAR VALUE $.01
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                         (Title of Class of Securities)


                                  45666T 10 6
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                                 (CUSIP Number)


                               DECEMBER 15, 1999
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  45666T 10 6                   13G                  Page 2 of 6 Pages

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 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      KDD CORPORATION

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

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 3    SEC USE ONLY


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 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      JAPAN

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          NUMBER OF            5     SOLE VOTING POWER

           SHARES                     47,889,562(1)
                               -------------------------------------------------
        BENEFICIALLY           6     SHARED VOTING POWER

          OWNED BY                    -0-
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                   47,889,562(1)
                               ------------------------------------------------
           PERSON              8     SHARED DISPOSITIVE POWER

            WITH
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       47,889,562(1)
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       10.2%(2)
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12    TYPE OF REPORTING PERSON (See Instructions)

       CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes Class A Common Stock which may, at the option of the Reporting Person, be converted into Class B Common Stock on a 1-for-1 basis.

(2) Includes Class A Common Stock convertible into Class B Common Stock as if such shares were outstanding as of February 1, 2000.

                                  Page 2 of 6


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ITEM 1(a)         NAME OF ISSUER:

                  Infonet Services Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2160 East Grand Avenue, El Segundo, California 90245

ITEM 2(a)         NAME OF PERSON FILING:

                  This statement is filed by:

                  KDD Corporation, a Japan corporation

                  The foregoing person is hereinafter referred to as the "Reporting Person."

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  The address of each of the Reporting Person is KDD Bldg. P.O. No. 1, 3-2, Nishishinjuku 2 Chome,
                  Shinjuku-Ku, Tokoyo 163 Japan

ITEM 2(c)         CITIZENSHIP:

                  KDD Corporation is a corporation organized under the laws of Japan.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class B Common Stock, $.01 par value

ITEM 2(e)         CUSIP NUMBER:

                  45666T 10 6

ITEM 3            IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b),
                  OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a) [ ] Broker or Dealer registered under Section 15 of the
                          Act.

                  (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                  (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                  (d) [ ] Investment company registered under Section 8 of the
                          Investment Company Act of 1940.

                  (e) [ ] An investment adviser in accordance with Rule
                          13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with Rule 13d-1(b)(1)(ii)G);


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                  (h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

                  (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                   NOT APPLICABLE.  THIS SCHEDULE IS FILED PURSUANT TO 13d-1(d).

ITEM 4            OWNERSHIP:

                  A.       KDD CORPORATION

                           (a)  Amount beneficially owned:  47,889,562(1)

                           (b) Percent of class: 10.2(2)%. The percentages used herein and in the rest of Item 4 are calculated based upon the 469,496,211 shares of Class B Common Stock issued and outstanding as of January 13, 2000, as reflected in the Certificate of Transfer Agent and Registrar dated as of January 21, 2000 and the issued and outstanding Class A Common Stock as of
                                February 1, 2000.The percentages used herein and in the rest of Item 4 are calculated based upon the 300,810,796 shares of Common Stock issued and outstanding as of January
                                13, 2000, as reflected in the Certificate of Transfer Agent and Registrar dated as of January 21, 2000.

                           (c)  (i)   Sole power to vote or direct the vote:
                                      47,889,562(1)

                                (ii)  Shared power to vote or direct the vote:
                                      -0-

                                (iii) Sole power to dispose or direct the
                                      disposition: 47,889,562(1)

                                (iv)  Shared power to dispose or direct the
                                      disposition:  -0-

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

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ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

                  The Reporting Person hereby makes the following certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2000                 KDD CORPORATION

                                        By: /s/ Masao Kojima
                                            ------------------------------------
                                            MASAO KOJIMA
                                            Senior Deputy Director
                                            Network Business Business Department